Exhibit 99.1

UTStarcom Announces Withdrawal of Preliminary Non-Binding Proposal
to Acquire the Company

HONG KONG, October 25, 2017 — UTStarcom Holdings Corp. (NASDAQ: UTSI) (“UTStarcom”, “we” or the “Company”) today announced that the special committee of the Company’s board of directors (the “Board”) has received a notice from Shah Capital Opportunity Fund LP, Himanshu H. Shah, Hong Liang Lu and certain of his affiliates and Tenling Ti (collectively, the “Consortium”) to withdraw the preliminary non-binding take-private proposal letter dated March 31, 2017 from the Consortium to the Board.

Mr. Ti, the Company’s Chief Executive Officer, stated that “The strong performance of our stock price over the past few months reflects our solid operating performance and promising outlook.  Our shareholders are being rewarded for the financial success of the Company.  We have worked hard to satisfy demands of our customers, while introducing new products like SyncRing in Japan and further expanding our market penetration in India.  We are confident in the future of the Company, and are pleased that the capital markets are acknowledging our growth prospects.

As always, we are committed to maximizing shareholder value, and look forward to reporting more achievements in the quarters ahead.”

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statement

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com